（Translation）

June 12, 2024

Dear Shareholders:

Sumitomo Mitsui Financial Group, Inc.

SMFG's Views on ISS Recommendation For Proposal No. 4
at the 22nd Ordinary General Meeting of Shareholders

Sumitomo Mitsui Financial Group, Inc. ("the Company") understands that proxy advisory firm Institutional Shareholder Services Inc. ("ISS") is recommending for "Proposal No. 4: Partial Amendments to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)" that will be voted on at the 22nd Ordinary General Meeting of Shareholders scheduled for June 27, 2024 ("the Proposal").

As the Company disclosed in a release titled "Opinion of SMFG's Board of Directors on the Shareholder Proposal" on May 15, 2024 and in the "Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders" on May 30, 2024, the Company's Board of Directors opposes the Proposal. The Company will supplement our views as follows, and we kindly ask you to agree with the opinion of the Company's Board of Directors.

1. ISS's Recommendation For the Proposal and the Company's Basic Views

ISS is recommending for the Proposal based on the points listed below. The Company believes that ISS's recommendation is unfounded as explained in detail in Section 2.

(1) ISS remarks that the Company discloses the director skill matrix in its AGM materials, and that, according to the Company, two out of seven outside director nominees possess sustainability knowledge and experience. However, ISS asserts that none of them have environmental experience among their core responsibilities in their current or past positions, and that none of them have environmental training or education that would indicate expertise on the subject.

(2) ISS asserts that disclosing information on how climate-related risks and opportunities are factored in the selection of outside directors and the board evaluation would be of value to shareholders of the Company given the climate risk and other environmental impacts of the Company's current strategy.

2. The Company's views

(1) **Based on their past experiences and other qualifications, the Company have selected Ms. Eriko Sakurai and Ms. Jenifer Rogers as director candidates who are expected to demonstrate knowledge and experience in the field of sustainability.**

SMBC Group, including the Company, has established and discloses the criteria and the procedures for selecting candidates for directors based on "SMFG Corporate Governance Guideline," which was formulated with the aim of seeking sustainable growth and improved corporate value over the mid to long term.

In addition, after deliberation on the knowledge and experience expected of directors, the Nominating Committee has formulated a skills matrix in order for the Board of Directors to determine the basic management policies that reflect various risks and opportunities including climate change and supervise the execution of duties by executive officers and directors. The current skills matrix includes knowledge and experience related to sustainability, and the Company has appointed directors who are expected to demonstrate knowledge and experience in this area. The Company is also working to improve the knowledge and skills of the Board of Directors as a whole through ongoing study sessions on sustainability for directors.

Specifically, as outside directors who are expected to demonstrate their knowledge and experience in the field of sustainability, Ms. Eriko Sakurai and Ms. Jenifer Rogers have been appointed as our directors. At the 22nd Ordinary General Meeting of Shareholders, the Company has proposed their reelection. In addition, both of them serve on the Sustainability Committee, and the Company also discloses the nature of the Sustainability Committee members' experience in the field of sustainability in the "SMBC Group TCFD Report 2023."

Ms. Eriko Sakurai was involved for many years in the global business division and corporate management of a U.S. chemical manufacturer with global operations, and there she promoted sustainability-related measures such as environmentally conscious product development and initiatives toward greenhouse gas emission reduction, based on the company's purpose of "delivering a sustainable future for the world." Since the Company established the Sustainability Committee in July 2021, she has led it as its Chairman.

Ms. Jenifer Rogers is an attorney at law, admitted in New York, U.S.A., and has professional knowledge in the field of corporate legal affairs and, as the president of the American Chamber of Commerce in Japan in 2021, promoted initiatives for the advancement of Japan-U.S. economic relations, including the field of sustainability, and strengthening the international business environment. Since she was elected the Company's director in 2023, she has served on the Sustainability Committee, where she has provided accurate suggestions and expressed effective opinions.

The Company is also working to improve the knowledge and skills of the Board of Directors as a whole through ongoing study sessions on sustainability for directors. In fiscal year 2023, the Company conducted study sessions for directors on sustainability topics such as climate change, circular economy, and human rights, led by Professor Yukari Takamura from the University of Tokyo's Institute for Future Initiatives, who is a non-director member of the Sustainability Committee. Furthermore, the Company also held an exchange of opinions between our directors and Mr. Paul Polman, the former CEO of Unilever and a Global Advisor. The Company will continue to work on further enhancing the expertise in the field of sustainability across the Board of Directors as a whole.

(2) **It is not appropriate to stipulate in the Articles of Incorporation measures designed solely to ensure that specific risks and opportunities of "climate change issues" is included in basic management policies in the light of the basic structure of a Company with Three Committees, as prescribed by the Companies Act. In addition, it restricts the authority of the Nominating Committee in the selection of candidates for the Board of Directors.**

The proposal seeks to incorporate the "management of climate-related business risks and opportunities" into the Company's management strategy, and asks to establish and disclose policies and procedures for nominating directors and evaluating effectiveness of the Board of Directors to ensure the strategy is implemented.

The Company's Board of Directors flexibly assesses risks and opportunities at any given time and determines appropriate basic management policies amid constantly changing circumstances. The matters to be considered in making these decisions are not limited to climate change issues but are so diverse that it is difficult to stipulate all such matters in the Articles of Incorporation in advance. Moreover, such matters should not be stipulated in the Articles of Incorporation, which define the basic framework of the Company. Therefore, it is not appropriate to stipulate in the Articles of Incorporation measures designed solely to ensure that specific risks and opportunities are included in basic management policies in the light of the basic structure of a Company with Three Committees, as prescribed by the Companies Act.

In addition, when appointing directors, the Nominating Committee determines candidates after considering the ideal expertise and diversity for the Board of Directors as a whole, and after providing the necessary information for decision-making, shareholders are asked to make their decisions based on such information. The action required by this proposal restricts the authority of the Nominating Committee in the selection of candidates for the Board of Directors, which in turn could lead to restrictions on the rights of shareholders.